SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

UNITED RETAIL GROUP, INC.

(Name of Issuer)

Shares of Common Stock, par value $0.001 per share

(Title of Class of Securities)

911380103 (CUSIP Number)

August 27, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

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CUSIP No. 911380103	13G	Page 2 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) North Run Capital, LP 36-4504416
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,233,848** 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 1,233,848** 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,233,848**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5% **
12	TYPE OF REPORTING PERSON* PN
*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

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CUSIP No. 911380103	13G	Page 3 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) North Run GP, LP 37-1438821
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,233,848** 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 1,233,848** 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,233,848**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5% **
12	TYPE OF REPORTING PERSON* PN
*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

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CUSIP No. 911380103	13G	Page 4 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) North Run Advisors, LLC 35-2177955
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,233,848** 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 1,233,848** 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,233,848**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5% **
12	TYPE OF REPORTING PERSON* OO
*SEE	INSTRUCTIONS BEFORE FILLING OUT
**SEE	ITEM 4.

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CUSIP No. 911380103	13G	Page 5 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Todd B. Hammer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,233,848** 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 1,233,848** 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,233,848**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5% **
12	TYPE OF REPORTING PERSON* IN
*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

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CUSIP No. 911380103	13G	Page 6 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas B. Ellis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,233,848** 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 1,233,848** 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,233,848**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5% **
12	TYPE OF REPORTING PERSON* IN
*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

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SCHEDULE 13G

This Schedule 13G (the “Schedule 13G”) is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run GP, LP, a Delaware limited partnership (the “GP”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis. Todd B. Hammer and Thomas B. Ellis are the principals of North Run, the GP and the Investment Manager. North Run is the general partner for both the GP and the Investment Manager. The GP is the general partner of North Run Capital Partners, LP, a Delaware limited partnership (the “Fund”), North Run Qualified Partners, LP, a Delaware limited partnership (the “QP Fund”), and North Run Master Fund, LP, a Cayman Island exempted limited partnership (the “Master Fund”). The Fund, the QP Fund and North Run Offshore Partners, Ltd., a Cayman Island exempted company (the “Offshore Fund”), are also general partners of the Master Fund. This Schedule 13G relates to shares of Common Stock of United Retail Group, Inc., a Delaware corporation (the “Issuer”) purchased by the Master Fund.

Item 1(a)	Name of Issuer.

United Retail Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

365 West Passaic Street
Rochelle Park, New Jersey 07662

Item 2(a)	Name of Person Filing.

(1) North Run Capital, LP
(2) North Run GP, LP
(3) North Run Advisors, LLC
(4) Todd B. Hammer
(5) Thomas B. Ellis

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

(1) For all Filers:
One International Place, Suite 2401
Boston, MA 02110
(617) 310-6130

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Item 2(c)	Citizenship or Place of Organization.

(1)	North Run Capital, LP is a Delaware limited partnership.

(2)	North Run GP, LP is a Delaware limited partnership.

(3)	North Run Advisors, LLC is a Delaware limited liability company.

(4)	Todd B. Hammer is a U.S. citizen.

(5)	Thomas B. Ellis is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common	Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

   911380103

(a	)	Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

  Not Applicable.

Item 4	Ownership.

(a	)	North Run, the GP, the Investment Manager, Todd B. Hammer, and Thomas B. Ellis may be deemed the beneficial owners of 1,233,848 shares of Common Stock.

(b	)	North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 9.5% of the outstanding shares of Common Stock. This percentage was determined by dividing 1,233,848 by 12,937,305, which is the number of shares of Common Stock outstanding as of May 1, 2004, according to Financial Statements included in the Form 10-Q/A filed June 29, 2004.

(c	)	North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis have the sole power to vote and dispose of the 1,233,848 shares of Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class.

  Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

All securities reported in this schedule are owned by clients of the Investment Manager. To the knowledge of the Investment Manager, no one client owns more than 5% of the Common Stock.

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Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

  Not Applicable.

Item 8	Identification and Classification of Members of the Group.

  Not Applicable.

Item 9	Notice of Dissolution of Group.

  Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated August 31, 2004, between North Run, GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2004

NORTH RUN CAPITAL, LP

By:	North Run Advisors, LLC
its general partner

	By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Member

and

	By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN GP, LP

By:	North Run Advisors, LLC
its general partner

	By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Member

and

	By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN ADVISORS, LLC

By:	/s/ Thomas B. Ellis
Name:	Thomas B. Ellis
Title:	Member

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and

By:	/s/ Todd B. Hammer
Name:	Todd B. Hammer
Title:	Member

By:	/s/ Thomas B. Ellis
Name:	Thomas B. Ellis

By:	/s/ Todd B. Hammer
Name:	Todd B. Hammer

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